Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: March 5, 2021

ICON plc emailed the following video communication to its employees on March 5, 2021 and also posted the video to its intranet site.

The following is a transcript of a communication from Steve Cutler to ICON employees on 5 March 2021

I hope you and your families are doing well and are continuing to stay safe.

Following on from last week’s exciting announcement regarding ICON’s agreement to acquire PRA Health Sciences, I want to reaffirm the reasons why we are proactively uniting both organisations to create a world-leading healthcare intelligence and clinical CRO. I’d also like to share some customer feedback and to address some questions we have received from employees.

As healthcare markets change, customer needs are evolving and they are looking for broader and deeper capabilities from their CRO partners. The pandemic has also accelerated the transformation of the clinical trial landscape and has opened up significant opportunities in areas such as decentralised and hybrid trials, remote monitoring and home health services, all of which present opportunities to improve patient access globally.

By joining with PRA, we will significantly broaden and deepen our functional, geographic and therapeutic offerings, and we’ll also extend our data-driven health care technologies, which will enable us to deliver enhanced solutions for all customers and reduce development time and cost.  ICON and PRA share a common focus on leveraging data and applying technology to execute clinical trials with the highest quality and speed. By integrating capabilities, including PRA’s mobile and connected health platforms, real-world data and information solutions with ICON’s global site network, home health services and wearables expertise, we can deliver truly differentiated, decentralised and hybrid trial solutions.  We will also have strategic partnerships with the majority of the world’s top 20 pharma companies and will be in a strong position to expand our relationships with biotech customers, which is a core strength of PRA.

As I mentioned in last week’s update, ICON and PRA are combining from positions of strength and, upon closing, will have over 35,000 highly skilled and experienced employees across the globe. Our intention is to build on the outstanding leadership and talent that resides in both organisations and to grow the combined company. In doing so, we will continue to offer employees exciting roles and significant career development opportunities within and across service areas and geographies.  This union is truly about growth, and this is the mind-set that will underpin our plans as we start to think about integrating our two successful businesses.

I’m delighted to say that the overwhelming response from customers has been positive. They’re looking forward to the future benefits that we will be able to offer them, but they are keenly focused on their current studies and our ability to deliver them. It is therefore critically important that we maintain our focus on meeting or exceeding study timelines, that we proactively keep customers informed of any issues and that we bring solutions to the table to address problems.  As we move towards closing, we will share our stated new vision with customers and prospective alliance partners and outline the potential new opportunities that would be enabled through the capabilities of the combined company.  We have the opportunity to lead the industry moving forward... so stay tuned as we formulate our post-closing plans to step forward and lead!

Many of you have asked for more details about how we plan to integrate both companies.  I understand your wish to hear detailed information regarding integration, and I’m committed to sharing this as we formulate our plans over the coming weeks.  At this point we have commenced the process to select the team — from both companies — who will oversee the integration.  In my next update, I hope to announce who will lead this team and which 3rd party organisation will support the integration.  Considered and effective integration will take time and patience, and we will regularly communicate with you as we work through the process.  The approach will be to avoid any unnecessary changes to project teams and maintain all customer-facing staff on their current assignments, wherever possible, as we deliver on our backlog.  And just to remind you that until closing, both ICON and PRA must operate separately and independently of each other.

In closing, let me reassure you that we have an exciting road ahead that will be filled with innovation, growth and opportunity.  But for now it’s critical that we continue to execute our current work to the very best of our abilities and to our customers’ full satisfaction.

Many thanks for your continued hard work and focus.

Steve
Steve Cutler
Chief Executive Officer
ICON plc

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.